HOGAN & HARTSON
L.L.P.

03 MAR 18 AM 7:21

03007556

March 18, 2003

8300 GREENSBORO DRIVE
SUITE 1100
McLEAN, VA 22102
TEL (703) 610-6100
FAX (703) 610-6200

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SUPPL

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact dated March 14, 2003

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 3/20

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

We hereby announce that, pursuant to the process of closing down the Juiz de Fora Project, all the acts were completed today that were mentioned in the Announcement of Relevant Fact issued on February 10, 2003. Consequently, the Parent Company – Belgo-Mineira Participação, Indústria e Comércio S.A. – now holds some 98% of the voting capital and 99% of the total capital of BMP Siderurgia S.A., previously called Mendes Júnior Siderurgia S.A., with the new Management being elected and taking office, including the Board Members and Directors.

The Juiz de Fora steel mill will continues to be operated by Belgo-Mineira Participação, Indústria e Comércio S.A. on the basis of the Lease Agreement. The next step will be to clear up its liabilities, so that BMP Siderurgia S.A. can once again take over the industrial operations of the steel mill, with a simplified structure and rationalized costs, including tax outlays. We note that Belgo has over 99% of the credits held against the Company, mainly through Belgo-Mineira Participação, Indústria e Comércio S.A., including the most senior mortgage.

Belo Horizonte, March 14, 2003

Marcos Piana de Faria
Finance and Investor Relations Director

Companhia Siderúrgica Belgo-Mineira | Escritório Central Administrativo
Avenida Carandaí, 1115 - 17º ao 26º andares - CEP 30130-915 - Belo Horizonte - MG - Brasil
Tel. (31) 3219-1122 - Fax (31) 3273-2927
www.belgo.com.br